Exhibit 12
                         STEWART ENTERPRISES, INC.
                              AND SUBSIDIARIES

             CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
                           (DOLLARS IN THOUSANDS)

                                (UNAUDITED)


                                                                     YEARS ENDED OCTOBER 31,
                                                 ---------------------------------------------------------
                                                   1999         1998         1997         1996      1995
                                                 --------     --------     --------     --------  --------
Earnings from operations
   before income taxes ........................  $142,551(1)  $ 64,964(2)  $106,477(3)  $ 82,075  $ 41,500(4)

Fixed charges:
  Interest charges ............................    55,543       44,107       38,031       26,051    22,815
  Interest portion of lease expense ...........     2,859        2,814        2,181        1,522     1,343
                                                 --------     --------     --------     --------  --------
Total fixed charges ...........................    58,402       46,921       40,212       27,573    24,158

Earnings from operations before income taxes
  and fixed charges, less capitalized interest.. $200,118(1)  $111,599(2)  $146,689(3)  $109,648  $ 65,658(4)
                                                 ========     ========     ========     ========  ========

Ratio of earnings to fixed charges .............     3.43(1)      2.38(2)      3.65(3)      3.98      2.72(4)
                                                 --------     --------     --------     --------  --------


-------------------

(1) Excludes cumulative effect of change in accounting principle of $50,101 (net of $28,798 income tax benefit).
(2) Includes  a  nonrecurring,   noncash  charge  of  $76,762  recorded  in
    connection with the vesting of the Company's performance-based stock options.
(3) Excludes cumulative effect of change in accounting principles of $2,324 (net of $2,230 income tax benefit).
(4) Includes a nonrecurring, noncash charge of $17,252 recorded in connection with the vesting of the Company's performance-based stock options.

-------------------

  During the periods presented, the Company had no preferred stock outstanding. Therefore, the ratio of earnings to combined fixed charges and preference dividends was the same as the ratio of earnings to fixed charges for each of the periods presented.